SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2007 - March 31, 2008) filed with the Tokyo Stock Exchange on Friday, May 9, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: May 9, 2008
	By	/s/ Yasuhiko Fujiki
Yasuhiko Fujiki
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2007 – March 31, 2008

May 9, 2008

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 100.19 to $1.00, the approximate exchange rate prevailing at March 31, 2008.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” herein.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: nigel_simpson@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2007 to March 31, 2008, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2007 to March 31, 2008

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Years Ended March 31, 2008 and 2007

(1) Performance Highlights - Operating Results (Unaudited)

(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
March 31, 2008	1,154,054	2.6%	189,201	(33.0%)	249,766	(21.0%)	169,597	(13.7%)
March 31, 2007	1,124,960	23.1%	282,436	32.7%	316,349	27.7%	196,506	18.1%

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin*4
March 31, 2008	1,860.63	1,817.81	13.8%	2.9%	16.4%
March 31, 2007	2,177.10	2,100.93	18.3%	4.1%	25.1%

1.	Equity in Net Income of Affiliates was a net gain of JPY 48,343 million for the year ended March 31, 2008 and a net gain of JPY 31,951 million for the year ended March 31, 2007.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

*Note 3:	This figure has been calculated using Income before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.

*Note 4:	This figure has been calculated by dividing Operating Income by Total Revenues.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2008	8,994,970	1,267,917	14.1%	14,010.62
March 31, 2007	8,207,187	1,194,234	14.6%	13,089.83

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2008	156,287	(838,331)	792,966	320,655
March 31, 2007	226,128	(802,278)	545,014	215,163

2. Dividends for the Years Ended March 31, 2008 and 2007 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2008	260.00	23,529	14.0%	1.9%
March 31, 2007	130.00	11,863	6.0%	1.1%

3. Forecasts for the Year Ending March 31, 2009 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income	Year-on-Year Change	Basic Earnings Per Share
March 31, 2009	1,271,000	10.1%	175,000	3.2%	1,933.77

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes	( )	No	( x )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes	( x )	No	( )

2. Other than those above	Yes	( )	No	( x )

(3) Number of Outstanding Shares (Ordinary Shares)

1.	The number of outstanding shares, including treasury shares, was 92,193,067 as of March 31, 2008, and 91,518,194 as of March 31, 2007.

2.	The number of treasury shares was 1,696,204 as of March 31, 2008, and 284,484 as of March 31, 2007.

[Summary of Consolidated Financial Results]

Revenues	1,154,054 million yen (Up 3% year on year)
Operating Income	189,201 million yen (Down 33% year on year)
Income before Income Taxes*	249,766 million yen (Down 21% year on year)
Net Income	169,597 million yen (Down 14% year on year)
Operating Assets	7,203,473 million yen (Up 9% on March 31, 2007)

Earnings Per Share (Basic)	1,860.63 yen (Down 15% year on year)
Earnings Per Share (Diluted)	1,817.81 yen (Down 13% year on year)
Shareholders’ Equity Per Share	14,010.62 yen (Up 7% on March 31, 2007)

ROE	13.8% (March 31, 2007: 18.3%)
ROA	1.97% (March 31, 2007: 2.54%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

1. Analysis of Financial Highlights

1-1. Financial Highlights for the Fiscal Year Ended March 31, 2008

Economic Environment

The world economy maintained an underlying trend of expansion during the present fiscal year, however signs of a slowdown have increased as an effect of instability in the financial system and the credit crunch caused by the U.S. subprime loan problem.

The U.S. economy maintained its growth supported by brisk capital investment and exports, but a sense of uncertainty concerning the future has begun to arise with the sharp reduction in residential investment and a continuing decreasing trend in consumer spending. The European economy also showed signs of continued expansion although growth rates are slowing due to stagnation in consumer spending. In Asia, while China continued to record high growth and other countries across Asia also showed signs of economic expansion, concerns are growing regarding the effects of the slowing U.S. economy.

The Japanese economy maintained its trend of gradual economic recovery supported by expansion in capital investment and exports, however due to the effects of a decline in residential investment, increases in energy and raw material prices and the strong yen, a slowdown trend has become clear and signs of an adjustment have increased.

Overview of Business Performance (April 1, 2007 to March 31, 2008)

Revenues: 1,154,054 million yen (Up 3% year on year)

Revenues increased 3% to 1,154,054 million yen compared with the previous fiscal year. Although revenues from “direct financing leases,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “real estate sales,” and “other operating revenues” were up compared to the previous fiscal year.

Revenues from “direct financing leases” decreased 13% to 78,592 million yen compared to the previous fiscal year. In Japan, revenues from “direct financing leases” were down 14% to 53,727 million yen compared to 62,442 million yen in the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the latter half of the previous fiscal year and our prudent selectiveness of new projects, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and a decrease in gains from securitizations. Overseas, revenues were down 11% to 24,865 million yen compared to 27,830 million yen in the previous fiscal year due to the lower level of operating assets.

Revenues from “operating leases” increased 16% to 290,743 million yen compared to the previous fiscal year. In Japan, revenues were up 13% to 214,422 million yen compared to 189,563 million yen in the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 23% to 76,321 million yen compared to 61,919 million yen in the previous fiscal year due to factors including an expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 13% to 227,020 million yen compared to the previous fiscal year. In Japan, “interest on loans and investment securities” increased 18% to 182,314 million yen compared to 154,034 million yen in the previous fiscal year due primarily to an expansion of loans to corporate customers, including non-recourse loans. Overseas, revenues were down 6% to 44,706 million yen compared to 47,497 million yen in the previous fiscal year due to a decrease in contributions from interest on investment securities recorded in the previous fiscal year, despite an expansion of loans to corporate customers mainly in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” decreased 67% to 23,521 million yen compared to the previous fiscal year. Brokerage commissions decreased 12% year on year. Net gains on investment securities decreased 74% year on year due to a decrease in revenues from the venture capital operations and market valuation losses from deterioration in the credit markets in The Americas segment. In addition, gains on the sale of a portion of our shares in Aozora Bank, Ltd. (herein referred to as “Aozora Bank”) in connection with its listing on the Tokyo Stock Exchange were recorded in the previous fiscal year.

“Life insurance premiums and related investment income” were down 3% year on year to 128,616 million yen due to a decrease in life insurance premiums compared to the previous fiscal year and a decrease in life insurance related investment income.

Although the number of condominiums sold to buyers in Japan decreased compared to the previous fiscal year, “real estate sales” increased 1% year on year to 88,445 million yen due to gains from sales recorded in the Oceania region. Residential condominiums developed through certain joint ventures are recorded under “equity in net income of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” were down 27% year on year to 16,756 million yen due to a decrease in gains on sales of office buildings and other real estate not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 12% year on year to 300,361 million yen. In Japan, revenues were up 16% to 236,341 million yen compared to 203,823 million yen in the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from companies in which we invested in the previous fiscal year. Overseas, revenues were flat at 64,020 million yen compared to the previous fiscal year.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 964,853 million yen (Up 15% year on year)

Expenses increased 15% to 964,853 million yen compared with the previous fiscal year. Although “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “selling, general and administrative expenses,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets” and “write-downs of securities” increased year on year, “life insurance costs” were down year on year.

“Interest expense” was up 31% year on year to 106,140 million yen due mainly to an increase in Japan. In Japan, “interest expense” increased 50% year on year due to higher interest rates as well as higher average debt levels. Overseas, “interest expense” increased 6% year on year due mainly to higher average debt levels.

“Costs of operating leases” were up 14% year on year to 185,278 million yen accompanying the increase in operating lease assets.

“Life insurance costs” were down 2% year on year to 112,869 million yen.

“Costs of real estate sales” were up 10% year on year to 81,056 million yen due to a recognition of write-downs resulting from factors including an increase in development costs for units under development in the condominium operations.

“Other operating expenses” were up 21% year on year to 170,476 million yen resulting from factors including the recognition of expenses from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were up 7% year on year to 265,863 million yen due to an increase in general and administrative expenses for write-downs of intangible assets, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

“Provision for doubtful receivables and probable loan losses” more than doubled year on year to 33,226 million yen reflecting factors including a recent slowdown in the economy, and due in addition to some reversals in the previous fiscal year and an increase in installment loans.

“Write-downs of long-lived assets” were up 70% year on year to 1,742 million yen.

“Write-downs of securities” were up 48% year on year to 8,290 million yen due mainly to a decline in the domestic securities market in Japan.

Net Income: 169,597 million yen (Down 14% year on year)

“Operating income” was down 33% year on year to 189,201 million yen due to the reasons noted above.

“Equity in net income of affiliates” increased 51% to 48,343 million yen due to an increase in profits from equity method affiliates based in Japan and earnings from investments in residential condominiums developed through certain joint ventures, despite a decrease in profits from overseas due to sales of affiliates.

“Gains on sales of subsidiaries and affiliates and liquidation losses” were up more than six times year on year to 12,222 million yen, due to gains on sales of affiliates mainly in the Asian region and sales of affiliates in the corporate rehabilitation business in Japan.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased 21% year on year to 249,766 million yen.

“Minority interests in earnings of subsidiaries, net” decreased 19% year on year to 3,918 million yen.

“Income from continuing operations” decreased 21% year on year to 146,864 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” more than doubled year on year to 21,800 million yen due mainly to an increase in gains on sales of real estate under operating leases in Japan, despite the recognition of losses from subsidiaries in the corporate rehabilitation business in Japan.

As a result of the foregoing changes, “net income” decreased 14% year on year to 169,597 million yen.

Segment Information

Segment profits (refer to (Note 2) below) declined year on year for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Life Insurance,” “Other,” and “The Americas” segments; and increased for the “Rental Operations,” “Real Estate,” and “Asia, Oceania and Europe” segments compared to the previous fiscal year.

The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year (refer to (Note 1) below on page 21 of the Segment Information).

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 6% year on year to 131,139 million yen due primarily to an expansion of loans to corporate customers, despite a decrease in gains from securitizations.

Segment profits decreased 38% to 35,932 million yen compared to 58,231 million yen in the previous fiscal year, despite an increase in segment revenues, due to increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the previous fiscal year, in addition to the recognition of write-downs of intangible assets.

Segment assets increased 6% on March 31, 2007 to 1,965,200 million yen due to the expansion of loans to corporate customers.

Automobile Operations Segment:

Segment revenues increased 8% year on year to 158,093 million yen due to an increase in revenues from operating leases, despite a decrease in revenues from direct financing leases in the automobile leasing operations due to lower operating assets resulting from securitizations made in the previous fiscal year.

Segment profits decreased 9% to 25,577 million yen compared to 28,224 million yen in the previous fiscal year due to an increase in expenses accompanying an increase in revenues from operating leases, in addition to an increase in “interest expenses” and “selling, general and administrative expenses.”

Segment assets increased 2% on March 31, 2007 at 519,643 million yen due to an expansion of operating lease assets.

Rental Operations Segment:

Segment revenues were up 15% year on year to 78,317 million yen due to an increase in revenues from operating leases including precision measuring and other equipment.

Segment profits increased 7% to 11,658 million yen compared to 10,869 million yen in the previous fiscal year due to an increase in segment revenues. Reversals in “provision for doubtful receivables and probable loan losses” and losses on the sale of investment securities were recognized in the previous fiscal year.

Segment assets increased 7% on March 31, 2007 to 130,171 million yen due to an increase in operating lease assets, despite a decrease in investment in direct financing leases.

Real Estate-Related Finance Segment:

Segment revenues increased 11% year on year to 91,179 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, despite decreases in revenues from real estate sales and gains from securitizations.

Segment profits decreased 6% to 42,089 million yen compared to 44,682 million yen in the previous fiscal year, despite an increase in segment revenues, due to decreases in gains from real estate sales and decreases in gains from securitizations, in addition to the increases in “interest expense” and “provision for doubtful receivables and probable loan losses,” where some reversals were recognized in the previous fiscal year.

Segment assets increased 27% on March 31, 2007 to 1,932,874 million yen due to an increase in corporate loans, including non-recourse loans.

Real Estate Segment:

Segment revenues increased 13% year on year to 278,096 million yen due to an increase in revenues associated with real estate rental activities, including office buildings, and management operations including golf courses and training facilities, and an increase in gains on sales of real estate under operating leases, despite a decrease in the number of condominiums sold to buyers recognized under real estate sales.

Segment profits increased 58% to 80,778 million yen compared to 51,236 million yen in the previous fiscal year due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from condominiums developed through certain joint ventures which were accounted for by the equity method, despite a recognition of write-downs resulting from factors including an increase in development costs for units under development in the condominium operations. The total number of condominiums sold to buyers including those developed through certain joint ventures which were accounted for by the equity method was 3,710 units this fiscal year compared with 3,098 units in the previous fiscal year.

Segment assets increased 17% on March 31, 2007 to 1,053,364 million yen due mainly to an expansion of operating assets, including operating lease assets.

Life Insurance Segment:

Segment revenues were down 3% year on year to 128,742 million yen, due to a decrease in life insurance premiums compared to the previous fiscal year and a decrease in life insurance related investment income.

Segment profits decreased 26% to 7,318 million yen compared to 9,921 million yen in the previous fiscal year due to factors including a decrease in life insurance related investment income, and an increase in “provision for doubtful receivables and probable loan losses,” compared to the previous fiscal year, when some reversals were recognized.

Segment assets decreased 6% on March 31, 2007 to 480,745 million yen.

Other Segment:

Although contributions were recorded from the beginning of this fiscal year from companies in which we invested in the previous fiscal year, segment revenues decreased 13% year on year to 126,343 million yen due to a decrease in revenues from venture capital operations, in addition to gains on the sale of a portion of our shares in Aozora Bank which were recorded in the previous fiscal year.

Segment profits decreased 59% to 24,720 million yen compared to 60,387 million yen in the previous fiscal year due to a large decrease in segment revenues and the recognition of losses from subsidiaries in the corporate rehabilitation business in Japan despite an increase in contributions from equity method affiliates in Japan.

Segment assets decreased 4% on March 31, 2007 to 745,318 million yen.

Overseas Operations

The Americas Segment:

Although the U.S. subprime mortgage loan problem had no direct impact, market valuation losses were recognized from deterioration in the credit markets. Furthermore, despite an increase in revenues associated with corporate loans and an increase in gains from sales of real estate under operating leases, there were one-off contributions made by gains on investment securities and interest on investment securities in the previous fiscal year. As a result, segment revenues decreased 15% year on year to 101,739 million yen.

Segment profits decreased 48% to 16,198 million yen compared to 31,315 million yen in the previous fiscal year accompanying a decrease in segment revenues and an increase in “provision for doubtful receivables and probable loan losses.”

Segment assets decreased 7% on March 31, 2007 to 452,976 million yen due mainly to factors including the strong yen and a decrease in investment in direct financing leases, despite an increase in corporate loans.

Asia, Oceania and Europe Segment:

Segment revenues were up 18% year on year to 121,988 million yen due to an expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship finance-related revenues this fiscal year, despite the absence of a recognition of gains on the sale of operations in the Oceania region in previous fiscal year.

Although contributions from equity method affiliates decreased due to the sale of our interest in Korea Life Insurance Co., Ltd, segment profits increased 20% to 45,391 million yen compared to 37,763 million yen in the previous fiscal year due to an increase in segment revenues, in addition to factors including the recognition of gains on the sale of our interest in Korea Life Insurance Co., Ltd.

Segment assets were down 4% on March 31, 2007 to 598,486 million yen, due to the sales of shares in affiliates and the strong yen, despite an increase in investment in direct financing leases and operating lease assets.

Summary of Fourth Quarter (Three Months Ended March 31, 2008)

In the fourth quarter of this fiscal year revenues increased 30,369 million yen year on year.

Revenues from “direct financing leases” were down compared to the fourth quarter of the previous fiscal year due to factors including a decrease in operating assets and a decrease in gains from securitizations, despite an increase in revenues from cancellations and revenues from sales of direct financing lease assets. Revenues from “operating leases” and “interest on loans and investment securities” were up compared to the same period of the previous fiscal year due to factors including an increase in operating assets. “Brokerage commissions and net gains on investment securities” were down due to market valuation losses from deterioration in the credit markets in The Americas segment. “Life insurance premiums and related investment income” were down year on year due to a decrease in life insurance premiums, and a decrease in life insurance related investment income compared to the same period of the previous fiscal year. “Real estate sales” were up year on year due to factors including an increase in the number of condominiums sold compared to the same period of the previous fiscal year. “Gains on sales of real estate under operating leases” and “other operating revenues” were both up year on year.

Expenses were up 43,185 million yen compared to the fourth quarter of the previous fiscal year.

“Interest expense” was up year on year due to higher average debt levels and higher interest rates. “Costs of operating leases” were up year on year in line with the increase in operating assets. “Life insurance costs” were down compared with the fourth quarter of the previous fiscal year. “Costs of real estate sales” increased year on year in line with the higher “real estate sales.” “Other operating expenses” increased in line with the higher “other operating revenues.” “Selling, general and administrative expenses” were up year on year. “Provision for doubtful receivables and probable loan losses” increased compared to the fourth quarter of the previous fiscal year, reflecting factors including the recent slowdown in the economy, and due in addition to some reversals in the same period of the previous fiscal year and an increase in installment loans. “Write-downs of long-lived assets” and “write-downs of securities” were up year on year.

The foregoing changes resulted in a decrease in “operating income” by 12,816 million yen to 47,056 million yen compared with the fourth quarter of the previous fiscal year.

“Equity in net income of affiliates” increased due to contributions from affiliates based in Japan and residential condominiums developed through certain joint ventures, despite a decrease in profits from overseas affiliates. “Gains on sales of subsidiaries and affiliates and liquidation losses” also increased. However, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by 309 million yen compared to the fourth quarter of the previous fiscal year to 70,332 million yen.

“Minority interests in earnings of subsidiaries” of 418 million yen were recorded, and “income from continuing operations” decreased by 899 million yen compared to the fourth quarter of the previous fiscal year to 43,092 million yen.

“Discontinued operations, net of applicable tax effect” added 4,644 million yen due mainly to an increase in gains on sales of real estate under operating leases in Japan, despite the recognition of losses from subsidiaries in the corporate rehabilitation business in Japan. As a result, “net income” in the fourth quarter of this fiscal year increased by 3,144 million yen to 48,669 million yen compared with “net income” of 45,525 million yen in the fourth quarter of the previous fiscal year.

1-2. Outlook and Forecasts for the Fiscal Year Ending March 31, 2009

In terms of the business environment for the fiscal year ending March 31, 2009, there is increasing uncertainty for the outlook of the world economy as an effect of instability in the financial system and the credit crunch caused by the U.S. subprime loan problem. Furthermore, a slowdown trend is expected also for the Japanese economy due to increases in energy and raw material prices and the strong yen.

While the ORIX Group’s medium- and long-term growth path has not fundamentally changed, we have concluded that presently we must prioritize soundness. We will continue to take a prudent approach on taking credit risk, while we aim to achieve overall profit growth by maintaining and improving profitability in each business segment including the expansion of interest margins on loans in our Corporate Financial Services segment.

Under the above-mentioned economic environment and management policies, we are forecasting for the fiscal year ending March 31, 2009, “total revenues” of 1,271,000 million yen (up 10.1% compared with the fiscal year ended March 31, 2008), and “net income” of 175,000 million yen (up 3.2%).

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to accurately estimate figures, such as earnings forecasts.

Therefore, readers are urged not to place undue reliance on these figures as they may differ materially from the actual financial results.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission and additional items listed on page 10 of “4. Risk Factors” of the “Summary of Consolidated Financial Results.”

2. Analysis of Financial Condition

2-1. Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flows

Operating Assets: 7,203,473 million yen (Up 9% on March 31, 2007)

Operating assets were up 9% on March 31, 2007 to 7,203,473 million yen. As a result of our continuing selectiveness of projects, “investment in direct financing leases” was down on March 31, 2007, while “installment loans,” “investment in operating leases,” “investment in securities” and “other operating assets” increased.

We expect to ascertain risk and accumulate high-quality operating assets for the fiscal year ending March 31, 2009.

Summary of Cash Flows

Cash and cash equivalents increased by 105,492 million yen to 320,655 million yen compared to March 31, 2007.

“Cash flows from operating activities” provided 156,287 million yen in this fiscal year. The adjustments of “net income” include “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” while there are outflows such as “increase in loans held for sale,” “increase in inventories” and “decrease in security deposits.”

“Cash flows from investing activities” used 838,331 million yen in this fiscal year and used 802,278 million yen in the previous fiscal year due to factors including an increase in outflows associated with the increase in “installment loans made to customers,” as a result of the expansion of loans to corporate customers, and the increase in “purchases of available-for-sale securities.”

“Cash flows from financing activities” provided 792,966 million yen in this fiscal year and provided 545,014 million yen in the previous fiscal year due to an increase in debt accompanying the increase in operating assets.

2-2. Trend in Cash Flow-Related Performance Indicators

	March 31, 2007	March 31, 2008
Shareholders’ Equity Ratio	14.6%	14.1%
Shareholders’ Equity Ratio based on Market Value	34.1%	13.7%
Cash Flow Ratio to Interest-bearing Debt	24.3	40.1
Interest Coverage Ratio	2.8 times	1.5 times

Shareholders’ Equity Ratio: Shareholders’ Equity / Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares / Total Assets

Cash Flow Ratio to Interest-bearing Debt: Interest-bearing Debt / Cash Flow

Interest Coverage Ratio: Cash Flow / Interest Payments

Note 3:	All figures have been calculated under consolidated basis.
Note 4:	Total Market Value of Listed Shares has been calculated based on the number of outstanding shares excluding treasury shares.
Note 5:	Cash Flow refers to cash flows from operating activities.
Note 6:	Interest-bearing Debt refers to all liabilities with payable interest listed on the consolidated balance sheet.

3. Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2008

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value. ORIX’s current policy is to meet the needs of its shareholders by increasing shareholder value through medium- and long-term profit growth and suitable profit distribution.

ORIX determines dividends with the dividend-on-equity ratio as a principal indicator (herein referred to as “DOE”). Based on the recent economic environment, ORIX presently aims at a DOE ratio of approximately 2%. Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering factors such as changes in the economic environment, trend in stock prices, and financial situation.

Under the above policy, and based on current business conditions, a dividend of 260 yen per share, an increase of 130 yen is scheduled for this fiscal year. Dividend distribution is scheduled once a year as a year-end dividend.

4. Risk Factors

With the announcement of our results for the fiscal year ending March 31, 2008, additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on July 17, 2007, and the changes are shown below.

2.	Risk related to our business overall
(1)	Operational Risk
(ii)	Risks related to computer and other information systems

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Furthermore, we have developed data center services and began to offer a system environment to our customers as of November 1, 2007. System shutdowns, malfunctions or failures due to unexpected contingencies, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or loss of confidential information or personal information, the generation of errors in information used for business decision-making and risk management, the leak or loss of information belonging to our customers, and the suspension of services provided to our customers. In such event, our liquidity or that of the customer who relies on us for financing or payment, as well as the business of the customer who utilizes our data center services, and our relationship with our customers could be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information system due to disaster or terrorism is increasing. If the network or information system stops, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of the network or the information system.

3.	Risks related to our external environment

(4)	Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania and Europe. Economic deterioration, turmoil in financial markets, changes in commodities markets, political instability or religious strife in any such region could adversely affect our operations.

For example, if as a result of the U.S. sub-prime loan problem and other factors, unstable market conditions continue and global financial market conditions deteriorate further, valuation of our securities, loans and other commitments could be subject to greater uncertainty. Notwithstanding our attempt to minimize these risks through risk management procedures, our financial condition could be adversely affected by such conditions.

Furthermore, due to continuing turmoil in such financial markets, it is possible that risks related to our liquidity could significantly increase in the event that concerns emerge related to potential bankruptcies of financial institutions. Such developments may result in an increase in uncertainty in financial systems, increases in market interest rates, additional credit exposure or weak investor sentiment that could adversely affect our access to funding, business activities, financial condition and operating results.

Furthermore, the item “4. Risks related to specific business (11) Risk related to legal proceedings against Korea Life Insurance Co.” found in “Risk Factors” will be deleted due to the sale of all of our shares in Korea Life Insurance Co. on September 28, 2007.

[Management Policies]

1. Management Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

-	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

-	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

-

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

-	The ORIX Group aims to attain medium- and long-term growth in shareholder value by implementing these initiatives.

2. Target Performance Indicators

The ORIX Group has identified the growth rate of diluted net income per share, ROE (ratio of net income to average shareholders’ equity) and the shareholders’ equity ratio as important performance indicators and strives to construct a business portfolio focused on balancing growth, profitability and financial stability.

Under a medium- and long-term perspective, our views on each performance indicator are shown below.

-	Strive to achieve sustained growth in diluted net income per share

-	Maintain and improve ROE (ratio of net income to average shareholders’ equity)

-	Sustain an appropriate shareholders’ equity ratio according to changes in operations and levels of risk

The trend in the performance indicators for the past three years is shown below.

	March 31, 2006	March 31, 2007	March 31, 2008
Diluted Net Income Per Share over last three years (year-on-year change)	1,790.30 yen (+79%)	2,100.93 yen (+17%)	1,817.81yen (-13%)
ROE (Ratio of Net Income to Average Shareholders’ Equity)	19.8%	18.3%	13.8%
Shareholders’ Equity Ratio	13.2%	14.6%	14.1%

3. Medium- and Long-Term Corporate Management Strategies

The ORIX Group is aiming to achieve sustained growth under a medium- and long-term perspective. With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, the ORIX Group’s principal operating domain. Accordingly, the ORIX Group has identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

To realize this objective, the ORIX Group is undertaking operations based on the following policies.

-	Expand sales network developed through financial services, including leases and loans, and further strengthen base of operations for growth through diverse business expansion.

-

Utilize sales network to promote investment banking operations such as principal investments, including corporate rehabilitation and business succession, and advisory services related to M&A and financial restructuring.

-

Utilize the ORIX Group’s strengths in the fields of both finance and real estate to further expand real estate-related operations within a market environment where real estate’s evolvement into a financial product continues.

-	Diversify overseas operations from existing businesses focusing on financing for SMEs to real estate-related operations and investment banking operations, as well as expansion into new regions.

With the business year beginning from April 2008, we have changed certain elements of its organization and business will be managed under a new structure. Segments in which strategic planning, allocation of management resources, and portfolio balance decisions are taken will be realigned into the following six categories: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

In light of the ORIX Group’s rapid expansion and transformation during the past four to five years, management believes the consolidation into six segments to be a vital factor in ensuring a position of strategic advantage and maximizing corporate value.

Through the effective allocation and the monitoring of equity, capital, and human resources amongst these six segments, we look to maximize corporate value.

The overview of operations and operating strategies of the six new segments are shown below.

Segment	Overview of Operations	Operating Strategy
Corporate Financial Services	Leases, loans, fee businesses including the sale of financial products, environment-related business	The Corporate Financial Services segment is the foundation of the entire ORIX Group. By responding precisely, flexibly and swiftly, we help to improve competitiveness of SMEs, our core customer base. Furthermore, while securing profitability and financial stability by improving spreads and collateral appropriate for the risk, we are working to develop environment-related businesses and other new sources of earnings.

Maintenance Leasing	Automobile leasing and rentals, car sharing, precision measuring equipment rentals and IT-related equipment rentals and leases	By continually providing high-value-added services based on our unique expertise, the ORIX Group looks to ensure its leading position and maintain high profitability.

Real Estate	Condominium development, office building and logistics facilities development and rental, hotel, golf course and training facilities operation, senior housing development and management, integrated facilities management and related services, and REIT asset management	By managing our portfolio assets and developing our asset turnover-based real estate business model, and by implementing joint venture large scale projects, we look to build a unique position of being a developer with the characteristics of an investment bank.

Investment Banking	Venture capital, principal investments, M&A advisory, real estate finance, commercial real estate asset securitization, and loan servicing (asset recovery) operations	While managing the risks of its investment strategy, the Investment Banking segment works to strengthen cooperation throughout the business investment value chain, enhance relationships with financial institutions, and expand transactions in securities markets.

Retail	Housing loans, card loans, life insurance operations, securities brokerage	While increasing both efficiency and its unique expertise in niche markets, the Retail Segment develops high value-added products and services, and pioneers new retail markets.

Overseas Business	Leases, loans, investment in bonds, investment banking, real estate-related operations, ship- and aircraft-related operations	The ORIX Group has cultivated over many years alliances with local partners and has operating bases worldwide. Utilizing these alliances and the business expertise gained from our years of experience in Japan and the United States, we aim to develop multinational and diverse operations in markets such as Asia where long-term growth is expected.

4. Challenges to be Addressed

The ORIX Group understands that a robust and dynamic corporate structure is integral to achieving sustained growth. In specific terms, we intend to implement the following four measures.

1.	Accumulate transactions that satisfy both social and economic conditions

2.	Further improve our financial position

3.	Establish a workplace environment that is valued by employees

4.	Enhance risk management

In an effort to accumulate transactions, the ORIX Group aims to provide quality products and services for its customers, and seeks to increase corporate profitability, as well as to engage in those transactions that comply with relevant laws and regulations while also taking environmental issues into consideration.

From the perspective of further improving the ORIX Group’s financial position, during the past number of years, financial position and credit ratings have been commensurate with results, but in order to secure new growth opportunities, we will strive for further improvements. In light of the present environment of increasing global credit instability and uncertainty, we will pay particular attention to maintaining an appropriate balance sheet.

We will strive to establish a rewarding and motivating workplace in which employees can fulfill their potential irrespective of nationality, age, gender, career, education and employment type, thereby increasing the strength of the organization as a whole.

In relation to enhancing risk management, we will look to steadily achieve management goals through timely and comprehensive enterprise risk management programs incorporating capital management, individual business risk, procurement of funds and personnel strategies in order to flexibly adapt to changes in the business environment and the diversifications of our businesses.

Consolidated Financial Highlights

(For the Years Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, except for per share data)

	March 31, 2007	Period -over- period	March 31, 2008	Period -over- period
Operating Assets
Investment in Direct Financing Leases	1,258,404	88%	1,098,128	87%
Installment Loans	3,490,326	119%	3,766,310	108%
Investment in Operating Leases	862,049	120%	1,019,956	118%
Investment in Securities	875,581	128%	1,121,784	128%
Other Operating Assets	152,106	166%	197,295	130%

Total	6,638,466	113%	7,203,473	109%

Operating Results
Total Revenues	1,124,960	123%	1,154,054	103%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	316,349	128%	249,766	79%
Net Income	196,506	118%	169,597	86%
Earnings Per Share
Net Income
Basic	2,177.10	116%	1,860.63	85%
Diluted	2,100.93	117%	1,817.81	87%
Shareholders’ Equity Per Share	13,089.83	123%	14,010.62	107%

Financial Position
Shareholders’ Equity	1,194,234	125%	1,267,917	106%
Number of Outstanding Shares (thousands of shares)	91,234	101%	90,497	99%
Long- and Short-Term Debt and Deposits	5,483,922	111%	6,263,017	114%
Total Assets	8,207,187	113%	8,994,970	110%
Shareholders’ Equity Ratio	14.6%	—	14.1%	—
Return on Equity	18.3%	—	13.8%	—
Return on Assets	2.54%	—	1.97%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	720,840	81%	654,987	91%
New Equipment Acquisitions	636,723	80%	574,859	90%
Installment Loans	2,226,282	121%	2,331,331	105%
Operating Leases	348,561	110%	465,909	134%
Investment in Securities	331,055	140%	688,148	208%
Other Operating Transactions	215,409	163%	152,480	71%

Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2007	Period -over- period (%)	Year ended March 31, 2008	Period -over- period (%)	U.S. dollars Year ended March 31, 2008
Total Revenues :	1,124,960	123	1,154,054	103	11,519

Direct financing leases	90,272	94	78,592	87	784
Operating leases	251,482	122	290,743	116	2,902
Interest on loans and investment securities	201,531	126	227,020	113	2,266
Brokerage commissions and net gains on investment securities	70,684	145	23,521	33	235
Life insurance premiums and related investment income	132,835	96	128,616	97	1,284
Real estate sales	87,178	116	88,445	101	883
Gains on sales of real estate under operating leases	22,958	256	16,756	73	167
Other operating revenues	268,020	148	300,361	112	2,998

Total Expenses :	842,524	120	964,853	115	9,630

Interest expense	80,871	138	106,140	131	1,059
Costs of operating leases	162,014	123	185,278	114	1,849
Life insurance costs	115,565	98	112,869	98	1,126
Costs of real estate sales	73,999	112	81,056	110	809
Other operating expenses	140,597	121	170,476	121	1,702
Selling, general and administrative expenses	248,587	137	265,863	107	2,654
Provision for doubtful receivables and probable loan losses	13,805	85	33,226	241	332
Write-downs of long-lived assets	1,027	12	1,742	170	17
Write-downs of securities	5,592	123	8,290	148	83
Foreign currency transaction loss (gain), net	467	—	(87)	—	(1)

Operating Income	282,436	133	189,201	67	1,889

Equity in Net Income of Affiliates	31,951	100	48,343	151	482
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,962	72	12,222	623	122

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	316,349	128	249,766	79	2,493

Provision for Income Taxes	126,320	131	98,984	78	988

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	190,029	125	150,782	79	1,505

Minority Interests in Earnings of Subsidiaries, Net	4,844	149	3,918	81	39

Income from Continuing Operations	185,185	125	146,864	79	1,466

Discontinued Operations:
Income from discontinued operations, net	17,710		36,431		364
Provision for income taxes	(6,962)		(14,631)		(146)

Discontinued operations, net of applicable tax effect	10,748	59	21,800	203	218

Extraordinary Gain, Net of Applicable Tax Effect	573	—	933	163	9

Net Income	196,506	118	169,597	86	1,693

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	Three Months ended March 31, 2007	Period -over- period (%)	Three Months ended March 31, 2008	Period -over- period (%)	U.S. dollars Three Months ended March 31, 2008
Total Revenues :	286,898	111	317,267	111	3,167

Direct financing leases	21,784	85	21,293	98	213
Operating leases	66,595	136	74,228	111	741
Interest on loans and investment securities	55,269	129	57,040	103	569
Brokerage commissions and net gains on investment securities	12,854	62	3,495	27	35
Life insurance premiums and related investment income	38,637	97	35,443	92	354
Real estate sales	7,933	37	30,107	380	300
Gains on sales of real estate under operating leases	5,490	—	7,843	143	78
Other operating revenues	78,336	131	87,818	112	877

Total Expenses :	227,026	107	270,211	119	2,697

Interest expense	22,565	141	27,387	121	273
Costs of operating leases	43,713	131	46,623	107	465
Life insurance costs	33,854	98	31,942	94	319
Costs of real estate sales	9,010	45	29,507	327	295
Other operating expenses	41,646	112	49,842	120	497
Selling, general and administrative expenses	69,281	122	70,312	101	702
Provision for doubtful receivables and probable loan losses	4,442	102	10,469	236	105
Write-downs of long-lived assets	622	8	1,612	259	16
Write-downs of securities	1,545	233	2,943	190	29
Foreign currency transaction loss (gain), net	348	42	(426)	—	(4)

Operating Income	59,872	126	47,056	79	470

Equity in Net Income of Affiliates	9,970	88	19,643	197	196
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	799	—	3,633	455	36

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	70,641	120	70,332	100	702

Provision for Income Taxes	25,187	137	26,822	106	268

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	45,454	113	43,510	96	434

Minority Interests in Earnings of Subsidiaries, Net	1,463	75	418	29	4

Income from Continuing Operations	43,991	115	43,092	98	430

Discontinued Operations:
Income from discontinued operations, net	2,624		7,130		71
Provision for income taxes	(1,090)		(2,486)		(25)

Discontinued operations, net of applicable tax effect	1,534	76	4,644	303	46

Extraordinary Gain, Net of Applicable Tax Effect	—	—	933	—	10

Net Income	45,525	113	48,669	107	486

Condensed Consolidated Balance Sheets

(As of March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	March 31, 2007	March 31, 2008	U.S. dollars March 31, 2008
Assets
Cash and Cash Equivalents	215,163	320,655	3,200
Restricted Cash	121,569	143,883	1,436
Time Deposits	913	511	5
Investment in Direct Financing Leases	1,258,404	1,098,128	10,961
Installment Loans	3,490,326	3,766,310	37,592
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,508)	(102,007)	(1,018)
Investment in Operating Leases	862,049	1,019,956	10,180
Investment in Securities	875,581	1,121,784	11,197
Other Operating Assets	152,106	197,295	1,969
Investment in Affiliates	367,762	327,763	3,271
Other Receivables	212,324	284,286	2,837
Inventories	216,150	232,850	2,324
Prepaid Expenses	54,855	47,657	476
Office Facilities	90,682	89,533	894
Other Assets	378,811	446,366	4,455

Total Assets	8,207,187	8,994,970	89,779

Liabilities and Shareholders’ Equity
Short-Term Debt	1,174,391	1,330,147	13,276
Deposits	446,474	470,683	4,698
Trade Notes, Accounts Payable and Other Liabilities	381,110	392,346	3,916
Accrued Expenses	122,202	112,461	1,122
Policy Liabilities	491,946	486,379	4,855
Current and Deferred Income Taxes	320,412	267,692	2,672
Security Deposits	174,196	163,872	1,636
Long-Term Debt	3,863,057	4,462,187	44,537

Total Liabilities	6,973,788	7,685,767	76,712

Minority Interests	39,165	41,286	412

Common Stock	98,755	102,107	1,019
Additional Paid-in Capital	119,402	135,159	1,349
Retained Earnings:
Legal reserve	2,220	2,220	22
Retained earnings	921,823	1,081,219	10,792
Accumulated Other Comprehensive Income	55,253	(19,295)	(193)
Treasury Stock, at Cost	(3,219)	(33,493)	(334)

Total Shareholders’ Equity	1,194,234	1,267,917	12,655

Total Liabilities and Shareholders’ Equity	8,207,187	8,994,970	89,779

	March 31, 2007	March 31, 2008	U.S. dollars March 31, 2008
Note: Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	72,994	36,286	362
Defined benefit pension plans	3,604	(4,123)	(41)
Foreign currency translation adjustments	(22,620)	(53,802)	(537)
Net unrealized gains on derivative instruments	1,275	2,344	23

	55,253	(19,295)	(193)

Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(For the Years Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2007	Year ended March 31, 2008	U.S. dollars Year ended March 31, 2008
Common Stock:
Beginning balance	88,458	98,755	986
Exercise of warrants and stock acquisition rights	2,259	991	10
Conversion of convertible bond	8,038	2,361	23

Ending balance	98,755	102,107	1,019

Additional Paid-in Capital:
Beginning balance	106,729	119,402	1,192
Exercise of warrants, stock acquisition rights and stock options	2,257	986	10
Conversion of convertible bond	6,250	1,848	18
Compensation cost of stock options	3,515	2,150	21
Share swap merger	—	10,215	102
Other, net	651	558	6

Ending balance	119,402	135,159	1,349

Legal Reserve:
Beginning balance	2,220	2,220	22

Ending balance	2,220	2,220	22

Retained Earnings:
Beginning balance	733,386	921,823	9,201
Cash dividends	(8,092)	(11,863)	(118)
Net income	196,506	169,597	1,693
Capital transactions of equity-method investee	—	1,641	16
Other, net	23	21	0

Ending balance	921,823	1,081,219	10,792

Accumulated Other Comprehensive Income:
Beginning balance	27,603	55,253	551
Net change of unrealized gains on investment in securities	22,138	(36,708)	(366)
Defined benefit pension plans	—	(7,727)	(77)
Net change of minimum pension liability adjustments	(5)	—	—
Adjustment to initially apply FASB Statement No. 158	4,241	—	—
Net change of foreign currency translation adjustments	3,512	(31,182)	(311)
Net change of unrealized gains on derivative instruments	(2,236)	1,069	10

Ending balance	55,253	(19,295)	(193)

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(32)
Exercise of stock options	1,518	190	2
Acquisition of treasury stock	—	(30,749)	(307)
Other, net	13	285	3

Ending balance	(3,219)	(33,493)	(334)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	11,920
Increase, net	240,588	73,683	735

Ending balance	1,194,234	1,267,917	12,655

Summary of Comprehensive Income:
Net income	196,506	169,597	1,693
Other comprehensive income (loss)	23,409	(74,548)	(744)

Comprehensive income	219,915	95,049	949

Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	Year ended March 31, 2007	Year ended March 31, 2008	U.S. dollars Year ended March 31, 2008
Cash Flows from Operating Activities:
Net income	196,506	169,597	1,693
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	151,624	168,767	1,684
Provision for doubtful receivables and probable loan losses	13,805	33,226	332
Decrease in policy liabilities	(11,762)	(5,567)	(56)
Gains from securitization transactions	(7,762)	(3,481)	(35)
Equity in net income of affiliates	(31,951)	(48,343)	(482)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,962)	(12,222)	(122)
Extraordinary gain	(573)	(933)	(9)
Minority interests in earnings of subsidiaries, net	4,844	3,918	39
Gains on sales of available-for-sale securities	(49,262)	(7,563)	(75)
Gains on sales of real estate under operating leases	(22,958)	(16,756)	(167)
Gains on sales of operating lease assets other than real estate	(12,105)	(15,217)	(152)
Write-downs of long-lived assets	1,027	1,742	17
Write-downs of securities	5,592	8,290	83
Decrease (increase) in restricted cash	51,299	(23,219)	(232)
Increase in loans held for sale	(52,811)	(23,721)	(237)
Decrease in trading securities	11,248	3,275	33
Increase in inventories	(85,899)	(19,606)	(196)
Increase in prepaid expenses	(13,708)	(403)	(4)
Increase (decrease) accrued expenses	36,594	(4,591)	(46)
Increase (decrease) in security deposits	21,182	(6,289)	(63)
Other, net	23,160	(44,617)	(445)

Net cash provided by operating activities	226,128	156,287	1,560

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,031,591)	(1,088,237)	(10,862)
Principal payments received under direct financing leases	610,780	546,964	5,459
Net proceeds from securitization of lease receivables, loan receivables and securities	275,998	174,922	1,746
Installment loans made to customers	(2,173,322)	(2,267,527)	(22,632)
Principal collected on installment loans	1,554,422	1,893,172	18,896
Proceeds from sales of operating lease assets	158,396	229,065	2,286
Investment in affiliates, net	(6,000)	(30,350)	(303)
Proceeds from sales of investment in affiliates	7,905	102,383	1,022
Purchases of available-for-sale securities	(254,044)	(595,445)	(5,943)
Proceeds from sales of available-for-sale securities	105,829	187,095	1,867
Proceeds from redemption of available-for-sale securities	39,252	127,084	1,269
Purchases of other securities	(76,710)	(90,088)	(899)
Proceeds from sales of other securities	73,316	46,964	469
Purchases of other operating assets	(50,238)	(38,922)	(388)
Acquisitions of subsidiaries, net of cash acquired	(19,270)	(15,220)	(152)
Sales of subsidiaries, net of cash disposed	3,019	3,948	39
Other, net	(20,020)	(24,139)	(241)

Net cash used in investing activities	(802,278)	(838,331)	(8,367)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(111,360)	(69,644)	(695)
Proceeds from debt with maturities longer than three months	2,230,830	2,777,541	27,723
Repayment of debt with maturities longer than three months	(1,655,581)	(1,920,865)	(19,172)
Net increase in deposits due to customers	93,175	24,695	246
Issuance of common stock	4,516	1,977	20
Dividends paid	(8,092)	(11,863)	(118)
Net increase (decrease) in call money	(10,000)	21,500	214
Acquisition of treasury stock	—	(30,749)	(307)
Other, net	1,526	374	4

Net cash provided by financing activities	545,014	792,966	7,915

Effect of Exchange Rate Changes on Cash and Cash Equivalents	443	(5,430)	(55)

Net Increase (Decrease) in Cash and Cash Equivalents	(30,693)	105,492	1,053
Cash and Cash Equivalents at Beginning of Year	245,856	215,163	2,147

Cash and Cash Equivalents at End of Year	215,163	320,655	3,200

Segment Information

(For the Years Ended March 31, 2007 and 2008)

(Unaudited)

1. Segment Information by Sector/Location

(millions of JPY, millions of US$)

	Year ended March 31, 2007			Year ended March 31, 2008			U.S. dollars Year ended March 31, 2008
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	123,328	58,231	1,861,403	131,139	35,932	1,965,200	1,309	359	19,615
Automobile Operations	146,966	28,224	510,805	158,093	25,577	519,643	1,578	255	5,187
Rental Operations	67,859	10,869	121,621	78,317	11,658	130,171	781	116	1,299
Real Estate-Related Finance	82,345	44,682	1,517,927	91,179	42,089	1,932,874	910	420	19,292
Real Estate	245,336	51,236	901,237	278,096	80,778	1,053,364	2,776	806	10,514
Life Insurance	132,060	9,921	511,051	128,742	7,318	480,745	1,285	73	4,798
Other	145,443	60,387	773,595	126,343	24,720	745,318	1,261	247	7,439

Sub-Total	943,337	263,550	6,197,639	991,909	228,072	6,827,315	9,900	2,276	68,144

Overseas Operations
The Americas	119,940	31,315	487,900	101,739	16,198	452,976	1,015	162	4,521
Asia, Oceania and Europe	103,593	37,763	625,036	121,988	45,391	598,486	1,218	453	5,974

Sub-Total	223,533	69,078	1,112,936	223,727	61,589	1,051,462	2,233	615	10,495

Segment Total	1,166,870	332,628	7,310,575	1,215,636	289,661	7,878,777	12,133	2,891	78,639

Difference between Segment Totals and Consolidated Amounts	(41,910)	(16,279)	896,612	(61,582)	(39,895)	1,116,193	(614)	(398)	11,140

Consolidated Amounts	1,124,960	316,349	8,207,187	1,154,054	249,766	8,994,970	11,519	2,493	89,779

Note: 1.	The results of the reported segments from the first quarter of this fiscal year reflect the revised business classification of the Company. Accordingly, leasing operations of the affiliates, which had been included in the “Other” segment, have been included in the “Corporate Financial Services” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

2.	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

2. Revenues from Overseas Customers

(millions of JPY, millions of US$)

	Year ended March 31, 2007			Year ended March 31, 2008			U.S. dollars Year ended March 31, 2008
	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total	The Americas	Asia, Oceania and Europe	Total
Overseas Revenue	110,651	108,291	218,942	90,260	136,175	226,435	901	1,359	2,260
Consolidated Revenue			1,124,960			1,154,054			11,519
The Rate of the Overseas Revenue to Consolidated Revenues	9.9%	9.6%	19.5%	7.8%	11.8%	19.6%	7.8%	11.8%	19.6%

Note:	Results of discontinued operations are not included in “Overseas Revenue.”

Per Share Data

(For the Year Ended March 31, 2007 and 2008)

(Unaudited)

(millions of JPY, millions of US$)

	March 31, 2007	March 31, 2008	U.S. dollars March 31, 2008

Income from Continuing Operations	185,185	146,864	1,466
Effect of Dilutive Securities -
Convertible Bond	1,699	1,232	12

Income from Continuing Operations for Diluted EPS Computation	186,884	148,096	1,478

	(thousands of shares)

Weighted-average Shares	90,260	91,150
Effect of Dilutive Securities -
Warrants	764	395
Convertible Bond	3,215	2,379
Treasury Stock	102	51

Weighted-average Shares for Diluted EPS Computation	94,341	93,975

			(JPY, US$)

Earnings Per Share for Income from Continuing Operations
Basic	2,051.67	1,611.23	16.08
Diluted	1,980.93	1,575.91	15.73

			(JPY, US$)

Shareholders’ Equity Per Share	13,089.83	14,010.62	139.84

[Significant Accounting Policies]

(New Accounting Pronouncement)

The Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”) on April 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FASB Interpretation No. 48 did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

Other than the above, there were no significant changes from the latest report.